November 3, 2020

VIA EDGAR TRANSMISSION

Mindy Rotter

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust (the “Registrant”)

Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Ms. Rotter:

This correspondence responds to accounting comments to the Registrant received by Michael Pellegrino, Registrant’s counsel, from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 6, 2020 and October 27, 2020 with respect to the Amendment. The Amendment was filed for the purpose of adding a new series, tentatively called the Upholdings ETF (the “New Fund”). Capitalized terms not otherwise defined have the same meaning as in the Amendment. Each comment is repeated below, as to our understanding, with our response immediately following.

Comment 1.	The hypothetical example is incomplete. Please confirm in correspondence that the hypothetical expense example will be provided.

Response:	The Registrant confirms that the hypothetical expense example will be completed and included in the New Fund’s amended filing.

Comment 2.	Please provide via correspondence the name of the registered public accounting firm of the New Fund.

Response:	The name of the New Fund’s registered public accounting firm is Spicer Jeffries LLP.

Comment 3.	The Registrant indicated that the financial highlights and statements for the Predecessor Partnership are not applicable. Please indicate whether the Registrant will early adopt Regulation S-X Rule 6-11 (Financial Statements of Funds Acquired or to be Acquired). If yes, the Registrant is required to comply with the provisions of Regulation S-X Rule 6-11(c) regarding financial statements. If no, the Registrant is required to comply with the existing provisions of Regulation S-X.

In addition, review May 22, 2013 AICPA Expert Panel Meeting Minutes in connection with the foregoing.

Please confirm in correspondence whether or not the Registrant will be early adopting or filing under the existing provisions of Regulation S-X.

Response:	The Registrant plans to early adopt Rule 6-11 and will present prior fiscal year financial statements and all additional disclosures in accordance with Rule 6-11(c) in the New Fund’s Prospectus and Statement of Additional Information.

Comment 4.	Please note that an auditor’s consent from the auditor of the Predecessor Partnership is required to be filed and needs to be provided in the amended filing.

Response:	The Registrant acknowledges the foregoing, and confirms that such consent will be provided in the amended filing.

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Additional Item:	The Registrant notes that the New Fund’s name as set forth in the registration statement was a tentative name. The Registrant has selected “Upholdings Compound Kings ETF” as the New Fund’s name.

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We believe that this information responds to all of your comments. If you have any questions regarding the above responses or the Fund’s newly selected name, please do not hesitate to contact the undersigned at 215-882-9983 or compliance@alphaarchitect.com

Sincerely,

/s/ Patrick Cleary
Patrick Cleary
Chief Compliance Officer, Alpha Architect ETF Trust